UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-12970

Goldcorp Inc.

(Registrant’s name)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The exhibits to this report on Form 6-K shall be incorporated by reference as exhibits to the Registrant’s Registration Statement on Form F-10 (Commission File No. 333-186998) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: March 20, 2013	By:	/s/ Anna M. Tudela
		Name:	Anna M. Tudela
		Title:	Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Indenture, dated as of March 20, 2013

99.2	First Supplemental Indenture, dated as of March 20, 2013